Exhibit 12.1
Key Energy Services, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2006		2007		2008		2009	2010
Earnings

Pretax income from continuing operations	185,570		188,733		176,319		(78,875)	(53,105)

Plus: Fixed Charges	43,728		41,104		47,480		45,304	49,278

Plus: Amortization of capitalized interest	1,663		2,086		2,817		2,093	2,573

Less: Interest capitalized	3,358		5,296		5,139		3,999	3,517

Less: Preference dividend requirements	—		—		—		—	—

	227,603		226,627		221,477		(35,477)	(4,771)

Fixed Charges

Interest expense on indebtedness	36,153		31,910		37,483		35,406	38,442

Interest capitalized	3,358		5,296		5,139		3,999	3,517

Interest expense on portion of rent	4,217		3,898		4,858		5,899	7,319

Preference dividend requirements	—		—		—		—	—

Total fixed charges	43,728		41,104		47,480		45,304	49,278

Ratio of earnings to fixed charges	5.2	x	5.5	x	4.7	x	(a )	(a )

(a)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $80.8 million for the year ended December 31, 2009 and $54.0 million for the year ended December 31, 2010.